CONSENT OF EXPERT

March 30, 2012

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Norman Pitcher, do hereby consent to the filing of the written disclosure regarding the technical report entitled the "Technical Report for Jinfeng Gold Mine, China" dated January 28, 2012 and effective March 15, 2011 (the "Jinfeng Technical Report"), and the description of all mineral reserves of the Efemcukuru Gold Mine, the Jinfeng (underground) Mine, the Eastern Dragon Gold Development Project and the White Mountain Mine (the "Projects") and of extracts from or a summary of the Jinfeng Technical Report and of certain mineral reserve estimates and other information pertaining to the Projects, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the "Company") for the year ended December 31, 2011 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company's Annual Information Form and Annual Report on Form 40-F.

By: ______________________

Norman Pitcher, P.Geo
Eldorado Gold Corporation
Chief Operating Officer